FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 22, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Clover Small Value Fund (the “Fund”)

` Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on March 15, 2016 on its Rule 485(a) Post-Effective Amendment No. 172 and Amendment No. 166, with respect to the Fund, submitted on January 29, 2016.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. Fee Table: Please consider removing the sales charge discounts reference in the introductory paragraph if they are not relevant to the share class.

Response: The Fund will remove the reference.

Comment 3. Expense Example: It is noted in the expense example, that returns are shown for both “expenses assuming redemption” and “expenses assuming no redemption.” The fee table shows the class will not charge a redemption fee. Please explain. Also, please explain why expenses showing no redemption would be higher than expenses assuming redemption.

Response: While there is no redemption fee charged, the “expenses assuming redemption” and “expenses assuming no redemption” are often shown as customary Federated format.

There should be no difference between the “expenses assuming redemption” and “expenses assuming no redemption.” The Expense Example will be revised for the Rule 485(b) filing.

Comment 4. Summary Strategy: The following is disclosed in the strategy:

“Small-cap companies are considered to be companies with market capitalizations at the time of purchase similar to those in the range of the Russell 2000 Index (which had a market capitalization range of $37.8 million to $5.18 billion as of September 30, 2015).”

Explain why the phrase “similar to” is used and not the phrase “in the range” of the Russell 2000 Index.

Response: When adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the Commission indicated that, as a general matter, an investment company may use any reasonable definition to define the terms used in its name. Final Rule: Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001). More specifically, the Commission staff has stated that in determining the universe of investments for a fund with a capitalization range in its name, a fund may use “any reasonable definition” of these terms for determining which investments count for a given size of capitalization. U.S. Securities and Exchange Commission, Frequently Asked Questions about Rule 35d-1 (Investment Company Names) [hereinafter FAQs], at Question 6 (Dec. 4, 2001). The FAQs state that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” FAQs at Question 6. The Fund believes that the definition of “small-cap” in the prospectus is in accordance with the Commission’s guidance. Moreover, the Fund is seeking a degree of flexibility through the use of the “similar to those in the range,” rather than requiring strict adherence to the range of the Russell 2000 Index (which may change from time to time). Based on the foregoing, the Fund respectfully declines to make any changes in response to this comment.

Comment 5. Summary Strategy: In the following sentence, remove the phrase “but are not limited to” and identify all principal strategies and security types.

“The Fund’s investments may include, but are not limited to, the following: equity securities of domestic issuers (including American Depositary Receipts (ADRs) and other domestically traded securities of foreign companies); derivative instruments and/or hybrid instruments such as futures and options; and exchange-traded funds (ETFs).”

Response: The Summary Prospectus currently identifies, at a high level, the principal investments in which the Fund invests, and identifies those investments in more detail in the Statutory Prospectus.   Accordingly, the Fund believes the use of the phrase “but not limited to” is appropriate and therefore respectfully declines to revise the sentence.

Comment 6. Summary Risks: in the disclosure for “Risk of Investing in Derivative Contracts and Hybrid Instruments” remove the reference to the Fund’s Statement of Additional Information (SAI).

“Risk of Investing in Derivative Contracts and Hybrid Instruments. Derivative contracts and hybrid instruments involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation and tax issues, increased potential for losses and/or costs to the Fund and a potential reduction in gains to the Fund. Each of these issues is described in greater detail in this Prospectus. Derivative contracts and hybrid instruments may also involve other risks described in this Prospectus or the Fund’s Statement of Additional Information (SAI), such as stock market, interest rate, credit, currency, liquidity and leverage risks.”

Response:

The Fund will revise the disclosure to remove the reference to the SAI so that the sentence reads as follows:

“Derivative contracts and hybrid instruments may also involve other risks described in this Prospectus such as stock market, liquidity and leverage risks.”

Comment 7. Risk/Return Bar Chart and Average Annual Total Return Table—please update the chart and the table to reflect returns through 2015.

Response: The Fund will update the chart and the table to reflect returns through calendar year 2015.

Comment 8. Average Annual Total Return Table: Footnote #1 in the table refers to the Russell 2000 Value Index, but the index is not listed in the table. Please revise as appropriate.

Response: The Registrant will revise the table to include the returns for the Russell 2000 Value Index, as of calendar year 2015.

Comment 9. Average Annual Total Return Table: Please explain why the “return after taxes on distribution and sale of Fund shares” is higher than the returns on “return before taxes” and “return after taxes on distributions.”

Response: This relates to the Fund incurring a loss on the sale of Shares. The post liquidation return is calculating a realized loss on the sale at the end of the period. This creates a benefit to shareholder reducing their tax liability and increases the after tax return. In this case it results in a higher post liquidation return than the pre-tax return.

Comment 10. Average Annual Total Return Table: What is the relevance of footnote #2 in the table?

Response: The Registrant will revise the table to reflect returns of the calendar year 2015 and will add the returns for the peer group referenced in footnote #2.

Comment 11. Statutory Strategy: The website for the Fund’s Class A Shares indicates that stocks are selected through a disciplined and repeatable investment process combining intensive screening and rigorous first-hand analysis. Please revise the investment strategy discussion to further discuss the screens and analysis conducted and how this impacts the decision to buy and sell securities.

Response: The Fund believes the following disclosure, which is currently included in the Statutory Strategy, adequately discusses the investment screens and analysis utilized by the Adviser and their influence on the Adviser’s stock selection for the Fund. The disclosure includes a discussion of the specific characteristics the Adviser analyzes in identifying undervalued companies. Therefore, the Fund respectfully declines to make any changes in response to this comment.

“The Fund invests in securities of U.S. companies operating in a broad range of industries based primarily on value characterizations such as price-cash flow, price-earnings and price-book value ratios. In selecting specific securities for the Fund, the Adviser will seek to identify companies whose stock is out of favor with investors. In searching for undervalued companies in which to invest, the Adviser seeks companies with the fundamental strength to capitalize on change agents, such as internal changes (e.g., management changes, restructuring or merger and acquisition activity or sales mix shifts), external changes (e.g., regulatory changes, marketplace shifts or technological advances) or companies with deep seated advantages (e.g., captive customers, pricing power, patents or strong brand names) that are undergoing short-term challenges. The Adviser generally will consider selling a security when its price target for the security has been achieved, its investment thesis has been invalidated or if it finds a more compelling investment alternative.”

Comment 12. Statutory Strategy: The “benefits” tab on the website for the Fund’s Class A Shares states that the team’s fundamental approach seeks to generate alpha on a stock-by-stock basis. Explain what this means and how this concept is addressed in the Fund’s prospectus disclosure.

Response: This means that in pursuit of capital appreciation, the Adviser employs fundamental analysis when evaluating individual equity securities in which the Fund may invest. As described in the prospectus, this entails an analysis of financial information about a company (as noted in the prospectus, the Adviser may analyze price-cash flow, price-earnings and price-book value ratios) as well as factors affecting a particular company (as noted in the prospectus, the Adviser may analyze management changes, restructuring or merger and acquisition activity) or external factors (such as, as noted in the prospectus, regulatory changes, marketplace shifts or technological advances). The Fund believes the disclosure included in Response to Comment 11 above, which is currently included in the Fund’s Statutory Strategy, adequately discusses the Adviser’s fundamental approach for stock selection, and that no additional disclosure is necessary.

Comment 13. Statutory Strategy: The website for the Fund’s Class A Shares shows that approximately 40% of the portfolio is invested in the financial sector. If this level of exposure is expected to persist over time, please add appropriate strategy and risk disclosure explaining how financial institutions are evaluated and any significant risk associated with investments in the financial sector. Also, please reconcile the Fund’s sector exposure to its concentration policies.

Response: In accordance with Rule 35d-1, the Fund invests its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in small-cap companies, which are defined as companies with market capitalizations similar to those in the range of the Russell 2000 Index. Sector selection is not a principal driver of the Fund’s investment strategy. The Fund notes that its current exposure to the financial sector is similar to the exposure of its performance benchmark, the Russell 2000 Value Index. The Fund includes prospectus disclosure regarding substantial investment in one or more sectors, and the corresponding risks, in its “Sector risk” factor.

The Fund does not concentrate in a particular industry nor does it have a policy to do so. The term “sector” refers to a broad segment of the securities market that may contain a number of industries. Accordingly, even though the Fund may not concentrate in a particular industry, it may invest over 25% of its assets in a sector that includes a number of industries, none of which comprises more than 25% of the Fund’s assets, without implicating its concentration policy. Therefore, the Fund does not believe that any change is necessary in response to this comment.

Comment 14: Securities in which the Fund Invests: Given historical activities to date, please confirm that investments in convertible securities, derivatives contracts and hybrid instruments are still principal investments. If they are not still principal investments, consider moving the discussion to the SAI. If they are still principal investments, please provide a more specific discussion of the types of derivatives used and how they are used in the Fund’s strategy.

Response: The Fund may invest in convertible securities, derivatives contracts and hybrid instruments as a principal strategy. The Fund notes that its current disclosure regarding convertible securities, derivative contracts, and hybrid instruments outlines the strategies for which these investments will be used to assist the Fund in seeking its investment objective, and the corresponding risks. With respect to its disclosure regarding derivative contracts, the Fund identifies the types of derivatives it uses or intends to use, which principally are futures, options, and swaps contacts, and how they are utilized. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment 15. Appendix A: Please explain why a sales charge is listed here and not in the Fee Table.

Response: The Registrant will revise the Appendix to remove the sales charge.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8838.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal